Exhibit 99.1

AMBIPAR EMERGENCY RESPONSE

VOTING RESULTS OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

São Paulo, December 16, 2024 – Ambipar Emergency Response (NYSE American: AMBI) (“Company” or “Ambipar Response”) announces that the following resolutions set out in its Notice of Annual General Meeting dated December 6, 2024 were duly passed at its annual general meeting held on December 16, 2024:

•The approval and ratification of the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2023.

About Ambipar Emergency Response

Ambipar Response specializes in environmental services, and operates in four main business units: emergency response, marine response, industrial response and environmental response. The Company is present in 41 countries across all six continents, providing standardized services across all regions.

The Company was founded in 1995 by Tercio Borlenghi Jr.

For more information, visit ambipar.com and hattp://ir-response.ambipar.com/

Contacts

Investor Relations
ir.response@ambipar.com